Yellowcake Mining Inc.

213 West Main Street, Suite F

Riverton, WY 82501

August 3, 2007

VIA COURIER AND EDGAR

Securities and Exchange Commission

100 F Street North East

Washington, DC 20549

USA

Attention:	Terry French

Accountant Branch Chief

Dear Sirs:

Re: Yellowcake Mining Inc. (the “Company”) Item 4.01 on Form8-K Filed on June 14, 2007 File No. 333-137539

Thank you for your letter of June 19, 2007 with respect to Item 4.01 of our current report on Form 8-K filed on June 14, 2007. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of June 19, 2007.

Item 4.01 Form 8-K

1.                       Please amend your Form 8-K to include the required letter from your former auditor addressing your disclosure in the Form 8-K as an exhibit to your Form 8-K/A.

Further to your request, we advise that on July 12, 2007, we attended to the filing of the letter from our former auditor as Exhibit 16.1 on Form 8-K/A.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have with respect to our response.

Yours truly,

YELLOWCAKE MINING INC.

/s/ Hamish Malkin

Hamish Malkin

Chief Financial Officer